UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO ss. 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO ss.240.13d-2


                               (AMENDMENT NO.1)*

                         MAGELLAN PETROLEUM CORPORATION
                         ------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         -----------------------------
                         (Title of Class of Securities)

                                    559091301
                                    ---------
                                 (CUSIP Number)

                               December 31, 2015
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559091301                     13G
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON

       Hammer Wealth Group Inc.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            536,692 shares (1)
      NUMBER OF      -----------------------------------------------------------
        SHARES       6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             0 shares
         EACH        -----------------------------------------------------------
      REPORTING      7      SOLE DISPOSITIVE POWER
       PERSON
         WITH               536,692 shares (1)
                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       536,592 shares*
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.41%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IA
--------------------------------------------------------------------------------

---------
(1) The reporting person disclaims beneficial ownership of these securities except to the extend of its equity interest therein.

              Item 1(a) Name of Issuer:
                        Magellan Petroleum Corporation

              Item 1(b) Address of Issuer's Principal Executive Offices:
                        1775 Sherman Street, Suite 1950
                        Denver, CO 80203

              Item 2(a) Name of Person Filing:
                        Hammer Wealth Group Inc.

              Item 2(b) Address of the Principal Office or, if none, Residence:
                        330 Forest Ave., Suite 201
                        Locust Valley, NY 11560

              Item 2(c) Citizenship:
                        United States

              Item 2(d) Title of Class of Securities:
                        Common Stock, $0.01 par value

              Item 2(e) CUSIP Number:
                        559091301

              Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
                        (e) [X]  An investment advisor in accordance with
                                 section 240.13d-1(b)(1)(ii)(E)

              Item 4    Ownership:

                        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                        (a) Amount Beneficially Owned:
                            See item 9 of the cover page.

                        (b) Percent of Class:
                            See item 11 of the cover page.

                        (c) Number of shares as to which such person has:
                            (i)   Sole power to vote or to direct the vote:
                                  See items 5-8 of the cover page.

                            (ii)  Shared power to vote or to direct the vote:
                                  See items 5-8 of the cover page.

                            (iii) Sole power to dispose or to direct the
                                  disposition of:
                                  See items 5-8 of the cover page.

                            (iv) Shared power to dispose or to direct the disposition of:
                                  See items 5-8 of the cover page.

     The percentages of beneficial ownership shown herein are based on 5,702,532 shares of Common Stock of the issuer issued and outstanding as of November 6, 2015 as reported on Form 10-Q filed on November 13, 2015. The issuer effected a one-for-eight reverse split of the issuer's Common Stock on July 10, 2015.

 Item 5    Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Instruction: Dissolution of a group requires a response to this item.

  Item 6    Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

  Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons:

            Not applicable.

  Item 8    Identification and Classification of Members of the Group:

            Not applicable.

  Item 9    Notice of Dissolution of Group:

            Not applicable.

  Item 10   Certification:

            By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: February 10, 2016

                                 Hammer Wealth Group Inc.

                                 By:   /s/ William Hammer, Sr.
                                       --------------------------------
                                       William Hammer, Sr.
                                       Title: Chairman


Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)